UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)*



                        Desc, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Series B common stock ("B Shares")
--------------------------------------------------------------------------------

                          (Title of Class of Securities)

                                  250309101(1)
              ---------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec

                            Mexico City 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 20, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------
1 CUSIP number is for the ADSs only. No CUSIP number exists for the underlying shares, as the shares are not traded in the United States.

CUSIP No.     250309101               13D


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Helu

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Items 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                 438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marco Antonio Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Patrick Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maria Soumaya Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares(See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanessa Paola Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Johanna Monique Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares(See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carso Global Telecom, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           Zero B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  Zero B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Zero B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Grupo Financiero Inbursa, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           430,502,038 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  430,502,038 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      430,502,038 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.4% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Telefonos de Mexico, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           Zero B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  Zero B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Zero B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0008

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  130,362,208 B Shares (See Items 5(a) and 5(b))

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  130,362,208 B Shares (See Items 5(a) and 5(d))

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      130,362,208 B SharesShares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.7% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0395

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  905,000 B Shares (See Items 5(a) and 5(b))

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  905,000 B Shares (See Items 5(a) and 5(d))

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      905,000 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1% SB hares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Inmobiliaria Carso, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           8,333,333 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  8,333,333 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,333,333 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8% Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Orient Star Holdings LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           8,333,333 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  8,333,333 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,333,333 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 (the "Third Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 17, 2003 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on February 18, 2004 (the "First Amendment") and Amendment No. 2 to the Schedule 13D filed with the Commission on March 29, 2004 (the "Second Amendment"), by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit (collectively, the "Slim Family"), Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Financiero Inbursa, S.A. de C.V. ("GFI"), Telefonos de Mexico, S.A. de C.V. ("Telmex"), Trust No. F/0008 (the "Telmex Trust"), Trust No. F/0395 (the "Telnor Trust"), Inmobiliaria Carso S.A. de C.V. ("Inmobiliaria") and Orient Star Holdings LLC ("Orient Star", collectively, the "Reporting Persons"), with respect to the Series B common stock (the "B Shares") and the Series C common stock (the "C Shares") of Desc, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Second Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 1.  Security and Issuer.
------   -------------------

         This statement relates to the B Shares of the Issuer. Under the Voluntary Conversion described in Item 4 of the Second Amendment, shares of Series A common stock (the "A Shares," and together the with B Shares, the "Common Shares") may be voluntarily converted on a share for share basis into B Shares until May 19, 2004. A Shares are not subject to the reporting obligations under Rule 13d-1.


Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

         The aggregate amount of funds utilized to purchase the 239,335,427 B Shares purchased by GFI, the Telmex Trust, the Telnor Trust and Orient Star since the filing of the Second Amendment is 718,006,281 million pesos (approximately U.S. $63 million based on an exchange rate of 11.3119 pesos per U.S. dollar, the exchange rate in effect on April 23, 2004). The funds used to purchase such B Shares were obtained from the working capital of the respective purchasers.

Item 4.  Purpose of Transaction.
------   ----------------------

         On March 8, 2004, meetings of holders of A Shares, B Shares and C Shares of the Issuer were held. At these meetings, the shareholders resolved to increase the capital stock of the Issuer by issuing 912,719,584 Common Shares through a rights offering (the "Rights Offering"), resulting in a capital increase of approximately 2.738 billion pesos (approximately U.S.$242 million based on an exchange rate of 11.3119 pesos per U.S. dollar, the exchange rate in effect on April 23, 2004). Pursuant to the Rights Offering, Common Shares were offered for subscription to current shareholders at a ratio of two new Common Shares for every three outstanding Common Shares of the same series at a subscription price of Ps. 3.00 per share (the "Subscription Price"). The Rights Offering commenced on March 19, 2004 and expired on April 2, 2004. On April 1, 2004, pursuant to the Rights Offering, GFI, the Telmex Trust, the Telnor Trust and Orient Star exercised their rights to purchase two B Shares with respect to all B Shares previously directly beneficially owned by such Reporting Persons. GFI, the Telmex Trust, the Telnor Trust and Orient Star acquired a total of 97,019,188 B Shares in the aggregate through participation in the Rights Offering. A total of 502,544,745 Common Shares in the aggregate were subscribed in the Rights Offering (including Common Shares subscribed for by the Reporting Persons)

         As described in Item 4 of the First Amendment, the Issuer and Inversora have entered into an Agreement pursuant to which Inversora has agreed to subscribe, and/or find third parties to subscribe, for up to Ps. 2 billion worth of new Common Shares not otherwise subscribed pursuant to the Rights Offering, at the Subscription Price. An English translation of the Agreement was attached to the First Amendment as Exhibit 3 and is incorporated herein by reference in its entirety. After giving effect to the Rights Offering, pursuant to the Agreement, Inversora was obligated to subscribe, and/or find third parties to subscribe, for up to 410,174,839 Common Shares at the Subscription Price per Common Share. On April 20, 2004, pursuant to the Agreement, a subsidiary of GFI subscribed for 142,316,239 B Shares and 132,689,667 A Shares for its own account. The remaining 135,168,933 Common Shares were subscribed by other investors unaffiliated with the Reporting Persons. The Agreement will terminate in accordance with its terms on May 19, 2004.

         Inversora is an affiliate of GFI, one of the Reporting Persons, and accordingly GFI and the Slim Family may each be deemed to share beneficial ownership of all Common Shares acquired by Inversora (other than Common Shares acquired on behalf of unaffiliated third parties).

         Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional Common Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Common Shares owned by them in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) The Reporting Persons listed below have the following direct interests in B Shares:



                                                    B Shares assuming conversion
                            B Shares(1)                      of A Shares ( 2)
                   ---------------------------      ---------------------------
                      Number        % of Class        Number         % of Class
                   -----------     -----------      -----------     -----------
GFI.............   297,812,371       26.6%          430,502,038        34.4%
Telmex Trust....    130,362,208      11.7%             --                --
Telnor Trust....        905,000       0.1%             --                --
Orient Star.....      8,333,333       0.8%             --                --


                   (1) Based on 1,117,985,387 B Shares outstanding as of April 20, 2004.

                   (2) Based on 1,117,985,387 B Shares outstanding as of April 20, 2004. Totals and percentages assume that all of the 132,689,667 A Shares held by GFI have been converted into B Shares.

         (c) All transactions in B Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement, excluding transactions previously reported in the Second Amendment, are listed in Schedule II hereto.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

*    The Powers of Attorney and Joint Filing Agreement filed as exhibits to the
     Schedule 13D and the First Amendment are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu


         -------------------------------------

         Carlos Slim Domit
                                                   By: /s/ Eduardo Valdes Acra
                                                       -----------------------
         -------------------------------------         Eduardo Valdes Acra
                                                       Attorney-in-Fact
         Marco Antonio Slim Domit                      April 23, 2004


         -------------------------------------

         Patrick Slim Domit


         -------------------------------------

         Maria Soumaya Slim Domit


         -------------------------------------

         Vanessa Paola Slim Domit


         -------------------------------------

         Johanna Monique Slim Domit


         -------------------------------------


         CARSO GLOBAL
         TELECOM, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A., INSTITUCION DE
         BANCA MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0008


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         BANCO INBURSA S.A., INSTITUCION DE
         BANCA MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0395


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         INMOBILIARIA CARSO S.A. DE C.V.


         -------------------------------------
         By: Armando Ibanez Vazquez
         Title: Attorney-in-Fact


         ORIENT STAR HOLDINGS LLC


         -------------------------------------
         By:  Inmobiliaria Carso, S.A. de C.V.
         Name:  Armando Ibanez Vazquez
         Title: Attorney-in-Fact

                                   SCHEDULE II

         For the period beginning 60 days prior to the event which requires the filing of this statement, excluding transactions previously reported in the Second Amendment, the Reporting Persons set forth below effected the following transactions in B Shares on the Mexican Stock Exchange. The prices below reflect the average consideration received (in Mexican Pesos) per B Share on the relevant trade date.

                      Type of                    Number of       Price Per Share
Reporting Person    Transaction    Trade Date    B Shares        Mexican Pesos.

GFI                    Sale         04/01/04        10,000             3.86
GFI                    Sale         04/01/04        11,000             3.85
GFI                    Sale         04/01/04         5,000             3.85
GFI                    Sale         04/01/04        30,000             3.85
GFI                    Sale         04/01/04        30,000             3.85
GFI                    Sale         04/01/04         1,000             3.85
GFI                    Sale         04/01/04         1,000             3.85
GFI                    Sale         04/01/04        10,000             3.85
GFI                    Sale         04/01/04           400             3.85
GFI                    Sale         04/01/04         1,000             3.85
GFI                    Sale         04/01/04           600             3.85
GFI                  Purchase       04/01/04    26,332,406             3.00
GFI                  Purchase       04/01/04    14,846,566             3.00
Telmex Trust         Purchase       04/01/04    52,144,883             3.00
Telnor Trust         Purchase       04/01/04       362,000             3.00
Orient Star          Purchase       04/01/04     3,333,333             3.00
GFI                    Sale         04/02/04        59,500             3.85
GFI                    Sale         04/02/04        40,500             3.85
GFI                    Sale         04/02/04         3,800             3.85
GFI                    Sale         04/02/04        30,000             3.85
GFI                    Sale         04/02/04        50,000             3.85
GFI                    Sale         04/02/04        16,200             3.85
GFI                    Sale         04/13/04        47,500             4.10
GFI                    Sale         04/13/04        25,000             4.10
GFI                    Sale         04/13/04       100,000             4.10
GFI                    Sale         04/14/04        50,000             4.08
GFI                    Sale         04/14/04        33,300             4.08
GFI                    Sale         04/14/04           300             4.08
GFI                    Sale         04/14/04         5,000             4.08
GFI                    Sale         04/14/04        10,000             4.08
GFI                    Sale         04/14/04         1,300             4.08
GFI                    Sale         04/14/04           100             4.08
GFI                    Sale         04/14/04         1,300             4.08
GFI                    Sale         04/14/04           100             4.08
GFI                    Sale         04/14/04           100             4.08
GFI                    Sale         04/14/04           100             4.08
GFI                    Sale         04/14/04           100             4.08
GFI                    Sale         04/14/04         5,000             4.07
GFI                    Sale         04/14/04        25,100             4.07
GFI                    Sale         04/14/04        68,200             4.07
GFI                    Sale         04/14/04        10,000             4.07
GFI                    Sale         04/14/04         1,000             4.07
GFI                    Sale         04/14/04         6,800             4.07
GFI                    Sale         04/14/04           100             4.07
GFI                    Sale         04/14/04           100             4.07
GFI                    Sale         04/14/04         5,400             4.05
GFI                    Sale         04/14/04        25,000             4.05
GFI                    Sale         04/15/04        25,000             4.07
GFI                    Sale         04/15/04           100             4.06
GFI                    Sale         04/15/04        25,000             4.06
GFI                    Sale         04/15/04        13,000             4.06
GFI                    Sale         04/15/04         3,900             4.04
GFI                    Sale         04/15/04        26,100             4.04
GFI                    Sale         04/15/04           100             4.05
GFI                    Sale         04/15/04        25,000             4.05
GFI                    Sale         04/15/04         4,000             4.04
GFI                    Sale         04/15/04           100             4.04
GFI                    Sale         04/15/04           900             4.04
GFI                    Sale         04/15/04         5,700             4.04
GFI                    Sale         04/15/04         5,000             4.04
GFI                  Purchase       04/20/04   142,316,239             3.00